1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 14, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

RESOLUTIONS PASSED AT THE 2004 ANNUAL GENERAL MEETING

The 2004 AGM of the Company was held on 9 June 2005. All the resolutions set out in the Notice of AGM dated 12 April 2005, together with the inclusion of the resolution for approving the proposed issue of a short-term debenture by the Company under Resolution No. 11 of the Notice of AGM as set out in the announcement of the Company dated 18 May 2005, were duly passed at the 2004 AGM.

RESOLUTIONS AT THE 2004 AGM

Reference is made to the notice of annual general meeting of Aluminum Corporation of China Limited (the "Company") dated 12 April 2005 (the "Notice of AGM"), as supplemented by the inclusion of the resolution for approving the proposed issue of a short-term debenture by the Company under Resolution No. 11 of the Notice of AGM as set out in the announcement of the Company dated 18 May 2005, to convene the annual general meeting of the Company for the year 2004 held on 9 June 2005 ("2004 AGM").

Each of the following resolutions was passed as ordinary resolutions at the 2004 AGM:

1.	The Report of the Directors of the Company for the year ended 31 December 2004 was approved.

2.	The Report of the Supervisory Committee of the Company for the year ended 31 December 2004 was approved.

3.	The audited financial statements of the Company and its subsidiaries as a whole (the "Group") and of the Company for the year ended 31 December 2004 were approved.

4.	The proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2004 were approved and the board of directors of the Company (the "Board of Directors") was authorized to distribute such dividend to the shareholders of the Company.

5.	The appointment of Mr. Shi Chungui as a non-executive director of the Company in place of Mr. Chen Xiaozhou (who has resigned with effect from 27 March 2005) with effect from the conclusion of the 2004 AGM was approved.

Mr. Shi Chungui, 65 years old, graduated from the Accounting Department of Dongbei University of Finance and Economics in 1964. As a senior economist, he has extensive experience in the management of financial, governmental and business administrative matters. Mr. Shi has served as Vice Director of the Qinhuangdao Municipal Commercial Administration Bureau, Vice Mayor of the Qinhuangdao Municipal Government, Director of China Construction Bank Hebei Branch, Director of China Construction Bank Beijing Branch, Vice President of China Construction Bank, and Vice President of China Cinda Asset Management Corporation. He is a member of the Expert Consultancy Committee of China Cinda Asset Management Corporation. Mr. Shi was not a director of any listed public company in the last three years, and he does not hold any position with other members of the Group.

Mr. Shi does not have any relationship with any other directors, supervisors, senior management or substantial or controlling shareholder(s) of the Company. He has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Mr. Shi will enter into a service contract with the Company for a period of three years commencing from the date of the 2004 AGM, and expiring at the conclusion of the Company's 2007 annual general meeting. The annual remuneration (before taxation) of Mr. Shi will be RMB150,000. Save as disclosed above, there are no other matters regarding Mr. Shi Chungui that, in the Company's opinion, is required to be brought to the attention of its shareholders.

6.	The remuneration and relevant subsidies of the Directors and Supervisors of the Company for the year ending 31 December 2005 and the discretionary bonus for 2004 were approved and ratified.

7.	The appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Chinese Characters) as the Company's international and PRC auditors, respectively, was approved to hold office until the conclusion of the next annual general meeting, and the audit committee of the Board of Directors was authorized to determine their remunerations.

Each of the following resolutions was passed as a special resolution at the 2004 AGM:

8.	The proposed change to the Company's business scope and the proposed associated amendments to Article 13 of the Articles of Association of the Company in the terms as set out in an announcement of the Company dated 28 March 2005 were approved.

9.	The following resolutions, in such terms and manner as described in an announcement of the Company dated 28 March 2005 and the circular of the Company dated 12 April 2005, were approved:

(i) the proposed issue by the Company of domestic listed RMB denominated ordinary shares with a nominal value of RMB 1.00 each ("A-Shares") and the proposed listing of such A-Shares on the Shanghai Stock Exchange of the PRC, in such terms as are particularized under paragraph 9.1 of Special Resolution numbered 9 as set out in the Notice of AGM;

(ii) the intended use of proceeds from the proposed issue of A-Shares, subject to approval of the China Securities Regulatory Committee and in such terms as are particularized under paragraph 9.2 of Special Resolution numbered 9 as set out in the Notice of AGM; and

(iii) the amendments proposed to be made to the Articles of Association of the Company to accommodate the proposed issue of A-Shares in accordance with relevant and applicable PRC laws and regulations, in such terms as are particularized under paragraph 9.3 of Special Resolution numbered 9 as set out in the Notice of AGM.

The Board of Directors, as authorized in the 2004 AGM to adjust and finalize the Company's proposal regarding its use of proceeds from the proposed issue of A-Shares, held a meeting immediately upon the close of the 2004 AGM and adjusted the expected use of proceeds from the proposed issue of A Shares for investments in Shanxi Huaze Aluminum and Power Company Limited from RMB450 million (as originally mentioned in the Company's circular dated 12 April 2005 and the AGM Notice) to RMB120 million.

10.	The Board of Directors was granted an unconditional general mandate to issue additional H shares in the capital of the Company in such terms as are particularized in Resolution No. 10 as set out in the Notice of AGM.

11.	The proposed issuance of a short-term debenture in the PRC by the Company in the principal amount of up to RMB 5 billion, in such terms as are particularized in Resolution No. 11 of the Notice of AGM which was set out in the announcement of the Company dated 18 May 2005, was approved.

PAYMENT OF FINAL DIVIDENDS

Pursuant to Resolution No. 4 set out above and as authorized by the 2004 AGM, details of the payment of final dividends to holders of the Company's H shares are as follows:

(a)	A final dividend of RMB0.176 per share (inclusive of tax) will be paid to all holders of the Company's H shares whose names appeared on the H share register of the Company on 11 May 2005.

(b)	Dividends to holders of the Company's H shares will be paid in Hong Kong dollars based on the following formula:

	Final dividend in Hong Kong dollar	=	The RMB value of the final dividend The average closing exchange rate of RMB against Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date which the dividend was declared

In respect of the Company's 2004 final dividends to be paid to holders of the Company's H shares, the average closing exchange rate of RMB against Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared (i.e. 9 June 2005) was RMB1.00 against HK$0.9406. Therefore, the dividend per H shares of the Company, being RMB0.176, will be approximately HK$0.1655.

(c)	The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent (the "Receiving Agent") in Hong Kong and will pay to the Receiving Agent the final dividends declared in respect of the Company's H shares, which will be held on trust pending payment to the holders of such H shares. Such final dividends will be paid by the Receiving Agent and will be mailed by Hong Kong Registrars Limited to the holders of the Company's H shares who are entitled to the same by ordinary post at their own risk, on or before 30 June 2005.

GENERAL

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (non-executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary
Hong Kong, 9 June, 2005 * For identification only.

About the Company
Our contact information of this release is:

•	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
•	Telephone number: (86-10) 6397 1767
•	Website: http://www.chinalco.com.cn
•	Contact person: Liu Qiang, Company Secretary